Exhibit 99.2

Consent Solicitation Statement
NORTH AMERICAN ENERGY PARTNERS INC.
Solicitation of Consents to Amend the Indenture Relating to the
9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”)
CUSIP No. 656844AF4 AND 656844AG2
ISIN No. CA656844AF46 and CA656844AG29

The Solicitation (as defined below) will expire, and the deadline for Consents (as defined below) will be, at 5:00 p.m., Toronto time, on October 9, 2013, unless extended (such time and date, as they may be extended, the “Expiration Time”). The Consents are being solicited in connection with proposed amendments to the Indenture (as defined below) to allow the Company (as defined below) to make Restricted Payments (as defined in the Indenture) in an aggregate amount of up to $30,000,000, subject to certain limitations. Holders (as defined below) who desire to receive the Consent Fee (as defined below) must deliver a Consent to the Proposed Amendment (as defined below) pursuant to the Solicitation prior to the Expiration Time. Any delivery of a Consent by a Holder will be irrevocable and may not be withdrawn once received by the Tabulation Agent.

North American Energy Partners Inc., a Canadian federal corporation (the “Company” or “we” or “us”), hereby solicits (the “Solicitation”) consents (the “Consents”) to certain proposed amendments, described below under “Proposed Amendment to the Indenture” (the “Proposed Amendment”), to the Trust Indenture dated as of April 7, 2010, as supplemented by a First Supplemental Indenture dated as of April 7, 2010 (the “Indenture”), by and among the Company, its subsidiary guarantors (the “Guarantors”) and BNY Trust Company of Canada, the successor to CIBC Mellon Trust Company of Canada, as trustee (the “Trustee”), pursuant to which the Notes were issued, subject to the conditions set forth in this Consent Solicitation Statement (this “Solicitation Statement”) and in the accompanying Consent Form (the “Consent Form” and together with this Solicitation Statement, the “Statement”).

The “Consent Fee” for each $1,000 principal amount of Notes in respect of which a valid Consent is delivered prior to the Expiration Time is equal to $30.00.  Adoption of the Proposed Amendment to the Indenture requires the Consents of the holders of Notes (“Holders”) of at least two-thirds of the then aggregate outstanding principal amount of the Notes, excluding for such purposes any Notes owned by the Company or any of its subsidiaries (the “Requisite Consents”).  As of the date of this Solicitation Statement, $75,000,000 aggregate principal amount of the Notes are outstanding, none of which is owned by the Company and its subsidiaries.  See “Proposed Amendment to the Indenture” for a description of the Proposed Amendment.  The Company’s obligation to accept consents and to pay the Consent Fee is conditioned on, among other things, obtaining the Requisite Consents.  If Holders deliver Consents that exceed the Requisite Consents, the Company may elect to accept only the Requisite Consents, in which case it will select the Consents to be accepted on a pro rata basis, subject to rounding at the Company’s discretion, and in such case the Consent Fee to be paid to each Holder would be less than the Consent Fee that would have been paid to such Holder if 100% of the Consents delivered by such Holder with respect to its Notes had been accepted by the Company.  As a result, if all Holders Consent and the Company pro rates the Consent Fee, based on the two thirds required for the Requisite Consent, Holders would receive $20.00 per $1,000 principal amount of Notes as payment for the Consent Fee.  The Company will, as promptly as practicable after its acceptance of the Requisite Consents and the satisfaction or waiver of the other conditions precedent described herein, pay such Consent Fee in respect of Consents validly delivered and accepted pursuant to the Solicitation.

September 20, 2013

The Solicitation Agent for the Solicitation is: CIBC World Markets Inc.	The Information Agent for the Solicitation is: Georgeson Shareholder Communications Canada Inc.
The Tabulation Agent for the Solicitation is: BNY Trust Company of Canada

Any delivery of a Consent by a Holder will be irrevocable and may not be withdrawn once received by the Tabulation Agent.

As promptly as practicable after the Expiration Time, the Company, the Guarantors and the Trustee will execute an amendment to the Indenture (the “Supplemental Indenture”) containing the Proposed Amendment.  The Supplemental Indenture will become effective upon execution by the Company, the Guarantors and the Trustee.  If the Solicitation is terminated or withdrawn for any reason, the Proposed Amendment will not become operative, and the Indenture will remain in effect in its present form.

If the Requisite Consents are received and accepted and the Proposed Amendment becomes operative, the Proposed Amendment will be binding on all Holders of the Notes regardless of whether or not a Holder delivered a Consent.  See “Certain Material Considerations”.  As a result of the adoption of the Proposed Amendment, the covenant of the Company relating to Restricted Payments (as defined in the Indenture) will be amended to allow the Company to make Restricted Payments (as defined in the Indenture) in an aggregate amount of up to $30,000,000, subject to certain limitations.  See “Certain Material Considerations” and “Proposed Amendment to the Indenture”.

Notwithstanding any other provision of the Solicitation, the Company’s obligation to pay the Consent Fee in respect of the Requisite Consents validly delivered and accepted pursuant to the Solicitation is conditioned upon satisfaction of the Supplemental Indenture Condition and satisfaction or waiver of the General Conditions (each as defined below).  The Company, in its sole discretion, may waive any of the General Conditions in whole or in part, at any time or from time to time, prior to the Expiration Time.  See “Conditions to the Solicitation”.

IMPORTANT INFORMATION

This Statement has not been filed with or reviewed by any Canadian provincial or territorial securities commission or similar regulatory authority of any other jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of this Statement.  Any representation to the contrary is unlawful and may be a criminal offense.

NONE OF THE COMPANY, THE SOLICITATION AGENT, THE INFORMATION AGENT OR THE TABULATION AGENT MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD DELIVER CONSENTS IN RESPONSE TO THE SOLICITATION.  EACH HOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO DELIVER A CONSENT.

Only Holders of Notes who provide their Consent to the Proposed Amendment by properly executing and delivering a Consent Form on or prior to the Expiration Time will be eligible to receive the Consent Fee, which the Company will pay as promptly as practicable after its acceptance of delivery of the Consents in the event that all of the conditions to the Solicitation, as described herein, are satisfied or waived.  All other Holders of Notes will not be eligible to receive any Consent Fee, but will be bound by the Proposed Amendment if it becomes effective.

Only Holders are eligible to Consent to the Proposed Amendment.  As used herein, the term “Holder” means each person shown on the records of the registrar for the Notes as a holder of the Notes at 5:00 p.m. (Toronto time) on September 18, 2013 (the “Record Date”).  As at the date hereof, CDS Clearing and Depository Services Inc. (“CDS”), as the sole registered holder of the Notes, is the sole Holder for purposes of this solicitation of Consents.  Beneficial or Non-Registered Holders (as defined herein) should promptly contact their Intermediaries (as defined herein) and obtain and follow their Intermediaries’ instructions with respect to the applicable consent procedures and deadlines, which may be earlier than the deadlines that are set out in this Statement.  See “Procedures for Delivering Consents”.

Holders who wish to Consent must deliver their properly completed and executed Consent Form to the Tabulation Agent at the address set forth on the back cover page of this Solicitation Statement and in the Consent Form in accordance with the instructions set forth herein and therein.  Consents should not be delivered to the Company or the Solicitation Agent or the Information Agent.  However, the Company reserves the right to accept any Consent received by the Company or the Solicitation Agent.  Under no circumstances should any person deliver Notes to the Company, the Trustee, the Solicitation Agent, the Information Agent or the Tabulation Agent.

- ii -

Any questions regarding the terms of the Solicitation may be directed to the Solicitation Agent at the address and telephone number on the back cover of this Solicitation Statement.  Requests for additional copies of this Solicitation Statement or the Consent Form and requests for assistance relating to the procedure for delivering Consents to the Proposed Amendment may be directed to the Information Agent at the address and telephone number on the back cover of this Solicitation Statement.  Beneficial or Non-Registered Holders of Notes may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance regarding the Solicitation.

This Solicitation Statement and the Consent Form contain important information which should be read before any decision is made with respect to the Solicitation.

This Statement does not constitute a solicitation of Consents in any jurisdiction in which, or from any person from whom, it is unlawful to make such solicitation under applicable securities laws.

The delivery of this Statement shall not under any circumstances create any implication that the information contained herein or attached hereto is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its affiliates since the date hereof.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Statement and, if given or made, such information or representation may not be relied upon as having been authorized by the Company, the Solicitation Agent, the Information Agent or the Tabulation Agent.

- iii -

TABLE OF CONTENTS

Page

Where Holders Can Find More Information	v
Cautionary Statement Regarding Forward-Looking Information	v
Summary	1
Terms of the Solicitation	3
Certain Material Considerations	4
Purpose of the Solicitation	4
Proposed Amendment to the Indenture	5
Acceptance of Consents	5
Record Date	6
Procedures for Delivering Consents	6
Conditions to the Solicitation	7
Expiration; Extension; Amendment; Termination	8
Material Tax Considerations	9
The Solicitation Agent, the Information Agent and the Tabulation Agent	14
Fees and Expenses	15
Miscellaneous	15

- iv -

WHERE HOLDERS CAN FIND MORE INFORMATION

The Company files annual and quarterly financial information and material change reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and files such information with, or furnishes such information to, the Securities and Exchange Commission (the “SEC”) in the United States.  You may read and download public documents that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.  Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with, or furnishes to, the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.  You may read and copy any document that the Company has filed with, or furnished to, the SEC at the SEC’s public reference room: 100 F Street, N.E., Washington, D.C. 20549.  You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room and copying charges.  You also may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Statement may contain forward-looking information that is based on expectations and estimates as of the date of this Statement.  The Company’s forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.  In particular, any statement, express or implied, regarding future actions, conditions or events or future operating results is forward-looking information.  Forward-looking information is not a guarantee of performance.  All statements, other than statements of historical facts, included in this Statement that address activities, events or developments that are expected, believed or anticipated to occur or that may occur in the future are forward-looking information.  Examples of such forward-looking information in this Statement include, but are not limited to, statements with respect to timing of the completion of the Solicitation and the execution of the Supplemental Indenture.  Such forward-looking information is subject to the risks, uncertainties and assumptions highlighted in the Company’s most recent annual and interim management’s discussion and analysis and the disclosure in the other documents referred to in “Where Holders Can Find More Information”.

While the Company anticipates that subsequent events and developments may cause its views to change, it does not have an intention to update any forward-looking information, except as required by applicable securities laws.  There can be no assurance that the events or results of the forward-looking information will occur, or if any of them do, when they will occur or what impact they will have on the Company’s results of operations or financial condition, as actual results and future events could differ materially from those expected or estimated in such information.  Accordingly, readers should not place undue reliance on any forward-looking information.  See “Risk Factors” in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, the Company’s most recent annual and interim management’s discussion and analysis and the disclosure in the documents referred to in “Where Holders Can Find More Information” for further information with respect to forward-looking information in those documents.

- v -

SUMMARY

The following summary is provided solely for the convenience of Holders.  This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Solicitation Statement, the Consent Form and any amendments or supplements hereto or thereto.  Holders are urged to read the Solicitation Statement and the Consent Form in their entireties because they contain important information that should be read carefully before any decision is made with respect to the Solicitation.  Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Solicitation Statement.

The Company	North American Energy Partners Inc.
The Notes	9.125% Series 1 Senior Unsecured Debentures due June 1, 2017 (CUSIP No. 656844AF4 and 656844AG2 ISIN No. CA656844AF46 and CA656844AG29). The Notes are governed by the Indenture.
Purpose of the Solicitation
The purpose of the Solicitation is to obtain the Consent of Holders of the Notes to amend the covenant of the Company in the Indenture relating to Restricted Payments (as defined in the Indenture) to allow the Company to make Restricted Payments in an aggregate amount of up to $30,000,000, subject to certain limitations.  The Solicitation is conditioned upon the satisfaction of certain conditions.

The Solicitation	Upon the terms and subject to the conditions described herein, the Company is soliciting the Consents of Holders of Notes to the Proposed Amendment.
Expiration Time	The Solicitation will expire at 5:00 p.m., Toronto time, on October 9, 2013, unless extended by the Company in its sole discretion.
Record Date	The Record Date for the determination of Holders entitled to give Consents pursuant to the Solicitation is 5:00 p.m. (Toronto time) on September 18, 2013.
Proposed Amendment
The Proposed Amendment would allow the Company to make Restricted Payments in an aggregate amount of up to $30,000,000, subject to certain limitations.  For a brief description of the Proposed Amendment to the Indenture for which Consents are being sought pursuant to the Solicitation, see “Proposed Amendment to the Indenture”.  The adoption of the Proposed Amendment requires the Requisite Consents.

Requisite Consents
The consent of the Holders of two-thirds in aggregate principal amount of the Notes is needed to adopt the Proposed Amendment, excluding for such purposes any Notes owned by the Company or any of its subsidiaries.

Consent Fee	The Consent Fee for each $1,000 principal amount of Notes in respect of which a valid Consent is delivered prior to the Expiration Time and accepted by the Company is equal to $30.00.
Proration
If Holders deliver Consents that exceed the Requisite Consents, the Company may elect to accept only the Requisite Consents, in which case it will select the Consents to be accepted on a pro rata basis, subject to rounding at the Company’s discretion, and in such case the Consent Fee to be paid to each Holder would be less than the Consent Fee that would have been paid to such Holder if 100% of the Consents delivered by such Holder with respect to its Notes had been accepted by the Company. See “Acceptance of Consents”.

Conditions to the Payment of the Consent Fee
The Company’s obligation to accept Consents and to pay the Consent Fee is conditioned on satisfaction of the Requisite Consents, the Supplemental Indenture Condition and satisfaction or waiver of the General Conditions.  See “Conditions to the Solicitation”.  The Company may waive any of the General Conditions, in whole or in part, at any time prior the Expiration Time.

How to Deliver Consents	See “Procedures for Delivering Consents”. For further information, call the Information Agent or consult your broker, dealer, commercial bank or trust company for assistance.
Delivered Consents are Irrevocable	Any delivery of a Consent by a Holder will be irrevocable and may not be withdrawn once received by the Tabulation Agent.
Certain Material Considerations	Holders of Notes should consider certain material considerations relevant to the Solicitation. See “Certain Material Considerations”.
Tax Considerations	For a discussion of the Canadian federal and United States federal income tax considerations of the Solicitation applicable to Holders of Notes, see “Material Tax Considerations”.
Solicitation Agent
CIBC World Markets Inc. is serving as solicitation agent (the “Solicitation Agent”) in connection with the Solicitation.  In such capacity, the Solicitation Agent is available to answer questions with respect to the terms of the Solicitation.

Information Agent
Georgeson Shareholder Communications Canada Inc. is serving as information agent (the “Information Agent”) in connection with the Solicitation.  In such capacity, the Information Agent may contact Holders and/or Intermediaries regarding the Solicitation and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Statement and related materials to Beneficial or Non-Registered Holders of Notes.  Its contact information appears on the back cover of this Statement.

Tabulation Agent	BNY Mellon Trust Company of Canada is serving as Tabulation Agent in connection with the Solicitation. Its contact information appears on the back cover of this Statement.

TERMS OF THE SOLICITATION

Upon the terms and subject to the conditions set forth in this Solicitation Statement and in the accompanying Consent Form (including, if the Solicitation is extended or amended, the terms and conditions of any such extension or amendment), the Company is soliciting Consents to the Proposed Amendment from Holders of the Notes.  The Proposed Amendment requires the Consents of the Holders of at least two-thirds of the then outstanding aggregate principal amount of the Notes, excluding for such purposes any Notes owned by the Company or any of its subsidiaries.  See “Proposed Amendment to the Indenture” for a description of the Proposed Amendment.

Holders who desire to consent to the Proposed Amendment and receive the Consent Fee are required to validly deliver a Consent to the Proposed Amendment prior to the Expiration Time.  Any delivery of a Consent by a Holder will be irrevocable and may not be withdrawn once received by the Tabulation Agent.  Each Holder, by delivering a Consent, will agree in the Consent Form that its Consent will be irrevocable once delivered, even if the Solicitation shall be extended beyond the initial Expiration Time.  If by the Expiration Time the conditions to the Solicitation as described under “Conditions to the Solicitation” have been satisfied or waived, the Company will, promptly after such Expiration Time, execute a Supplemental Indenture to the Indenture documenting the Proposed Amendment and will promptly pay to each Holder as of the Record Date who has delivered a valid Consent to the Proposed Amendment on or prior to the Expiration Time the Consent Fee for the Notes in respect of which such Consent has been delivered by such Holder and accepted by the Company.  The Supplemental Indenture will become effective upon execution by the Company, the Guarantors and the Trustee.  If the Requisite Consents are received and the Proposed Amendment has become operative, the Proposed Amendment will be binding on all Holders of outstanding Notes.  See “Certain Material Considerations”.  As a result of the adoption of the Proposed Amendment, the Company will be allowed to make Restricted Payments in an aggregate amount of up to $30,000,000, subject to certain limitations.  See “Certain Material Considerations” and “Proposed Amendment to the Indenture”.

If Holders collectively deliver Consents that exceed the Requisite Consents, the Company may elect to accept only a portion of such Consents (but not less than the Requisite Consents), in which case it will select the Consents to be accepted on a pro rata basis, subject to rounding at the Company’s discretion, and in such case the Consent Fee to be paid to each Holder would be less than the Consent Fee that would have been paid to such Holder if 100% of the Consents delivered by such Holder with respect to its Notes had been accepted by the Company.  See “Acceptance of Consents”.  No interest will be paid on the Consent Fee.

A Holder as of the Record Date who does not consent to the Proposed Amendment or who holds Notes in respect of which no Consent has been submitted or whose Consent is submitted after the Expiration Time will not be eligible to receive a Consent Fee.  If the Solicitation is terminated for any reason before the Expiration Time, or the conditions thereto are neither satisfied nor waived, the Consents will be voided, the Supplemental Indenture will not be executed and the Consent Fee will not be paid.  The delivery of a Consent will not affect a Holder’s right to sell or transfer its Notes.  All Consents received on or prior to the Expiration Time will be effective notwithstanding a transfer of such Notes subsequent to the Record Date.  If a Holder delivers a Consent and subsequently transfers its Notes prior to the Expiration Time, any Consent Fee payment with respect to such Notes will be made to the Holder who delivered the Consent.

Beneficial or Non-Registered Holders of the Notes who wish to provide a Consent and whose Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, trust company or other intermediary, or in the name of a clearing agency of which such intermediary is a participant, must contact such intermediary promptly and instruct such intermediary to promptly execute and deliver an appropriate consent form on behalf of the Beneficial or Non-Registered Holders prior to the Expiration Time in accordance with applicable Consent procedures of such intermediary.

The Consent Fee for each $1,000 principal amount of Notes in respect of which a valid Consent is delivered prior to the Expiration Time is equal to $30.00.  Notwithstanding anything to the contrary herein, in the case of any Notes that are registered in the name of a clearing agency of which an intermediary is a participant, we may satisfy our obligation set out in the Solicitation Statement to pay to the Holder thereof a Consent Fee by paying such Consent Fee directly to the relevant intermediary, for the benefit of the beneficial owners of such Notes.  All amounts payable under the Solicitation will be paid in Canadian dollars.  Pursuant to applicable laws, the relevant intermediary may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Holder.

Any officers or directors of the Company who own Notes have agreed with the Company that to the extent they Consent to the Proposed Amendment and receive the Consent Fee, they will repay such fee, net of any taxes, to the Company.

The Company’s obligation to pay the Consent Fee is conditioned, among other things, upon satisfaction of the Supplemental Indenture Condition and satisfaction or waiver of the General Conditions.  Subject to applicable securities laws and the terms and conditions set forth in this Statement, the Company reserves the absolute right, in its sole discretion, in accordance with the terms hereof, to waive any and all General Conditions, to extend or terminate the Solicitation, or to otherwise amend the Solicitation in any respect.  See “Conditions to the Solicitation” and “Expiration; Extension; Amendment; Termination”.

In the event that the Solicitation is withdrawn or otherwise is not completed, the Consent Fee will not be paid or become payable to Holders of Notes who have validly delivered Consents in connection with the Solicitation.  In any such event, the Proposed Amendment will not become operative.

As promptly as practicable after the Expiration Time, if the conditions to the Solicitation have been satisfied or waived, the Company, the Guarantors and the Trustee will execute a Supplemental Indenture with respect to the Indenture.  The Supplemental Indenture will become effective upon execution by the Company, the Guarantors and the Trustee.  If the Solicitation is terminated or withdrawn for any reason, the Proposed Amendment will not become operative, and the Indenture will remain in effect in its present form.

If the Supplemental Indenture is executed, the Holders who do not deliver valid Consents prior to the Expiration Time will be bound thereby even though they did not consent to the Proposed Amendment and will not receive the Consent Fee.

CERTAIN MATERIAL CONSIDERATIONS

The following considerations, in addition to the other information described elsewhere in this Statement, should be carefully considered by each Holder before deciding whether to participate in the Solicitation.

Effects of the Proposed Amendment.  If the Proposed Amendment becomes operative with respect to the Notes, the Notes outstanding will be subject to the terms of the Indenture as modified by the Supplemental Indenture.  As a result of the adoption of the Proposed Amendment, the Company will be allowed to make Restricted Payments in an aggregate amount of $30,000,000, subject to certain limitations.  These provisions could adversely affect the market price and credit rating of the outstanding Notes.  See “Proposed Amendment to the Indenture”.

Future Actions by the Company.  After the Expiration Time, the Company and its affiliates may also (1) from time to time, acquire any Notes (through redemptions, open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise), upon such terms and at such prices as they may determine, and could be for cash or other consideration, or (2) seek to defease or satisfy and discharge the Indenture.  There can be no assurance as to which, if any, of these alternatives (or combination thereof) the Company and its affiliates may pursue in the future.

Tax Matters.  See “Material Tax Considerations” for a discussion of certain income tax consequences of the Solicitation.

PURPOSE OF THE SOLICITATION

The purpose of the Solicitation is to obtain the Consent of Holders of the Notes to amend the covenant of the Company in the Indenture relating to Restricted Payments to provide the Company with the ability to make Restricted Payments in an aggregate amount of $30,000,000, subject to certain limitations.  The Solicitation is being made in conjunction with, and is conditioned upon, the conditions set forth herein.  See “Conditions to the Solicitation”.

PROPOSED AMENDMENT TO THE INDENTURE

The Company is soliciting the Consents of the Holders to the Proposed Amendment and to the execution and delivery by the Company of the Supplemental Indenture.  The Supplemental Indenture will effect the Proposed Amendment, the purpose of which is to amend the covenant of the Company in the Indenture related to Restricted Payments to allow the Company to make Restricted Payments in an aggregate amount of $30,000,000, subject to certain limitations.  All statements herein regarding the substance of any provision of the Proposed Amendment and the Indenture are qualified in their entirety by reference to the Indenture and the Supplemental Indenture.  Copies of the Indenture are available upon request from the Information Agent at the address and telephone number set forth on the back cover of this Statement.

Specifically, the Proposed Amendment would modify the covenant and provisions listed below in the Indenture and/or the Notes. In addition, the Proposed Amendment would amend or delete provisions from the Indenture and the Notes when references to those provisions would be amended or eliminated as a result of the amendment of such covenant in the Indenture and/or the Notes.

Amendments of Restrictive Covenant

The Proposed Amendment will amend the following restrictive covenant from the Indenture and the Notes. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated by reference.  Although the substance of the amendments is detailed below, additional ancillary and consequential amendments to the Indenture may be made to give effect to the intent of amendments detailed below.

Section 5.10
Limitation on Restricted Payments.  This provision restricts the ability of the Company or any of its Restricted Subsidiaries to make Restricted Payments.  This provision will be amended to provide that the Restricted Payment covenant in the Indenture will not, provided that no Default (as defined in the Indenture) or Event of Default (as defined in the Indenture) shall have occurred and be continuing (or result therefrom), prohibit the Company from making any Restricted Payments in the aggregate amount of $30,000,000.

These amendments will be effected by (i) deleting the text of Section 5.10(a)(iii)(D) of the Indenture and replacing such text with the following: “[Intentionally Deleted]”; and (ii) adding a new Section 5.10(b)(viii) to the Indenture which provides: “any other Restricted Payments not to exceed in the aggregate $30 million, provided that at the time of any such payment, no Default or Event of Default shall have occurred and be continuing (or result therefrom)”.

ACCEPTANCE OF CONSENTS

If Holders collectively deliver Consents that exceed the Requisite Consents, the Company may elect to accept only a portion of such Consents (but not less than the Requisite Consents), in which case it will select the Consents to be accepted on a pro rata basis, subject to rounding at the Company’s discretion.  In such case, the Consent Fee to be paid to each Holder would be less than the Consent Fee that would have been paid to such Holder if 100% of the Consents delivered by such Holder with respect to its Notes had been accepted by the Company.  As a result, if all Holders Consent and the Company pro rates the Consent Fee, based on the two-thirds required for the Requisite Consent, Holders would receive $20.00 per $1,000 principal amount of Notes as payment for the Consent Fee.

RECORD DATE

The Record Date for the determination of Holders entitled to give Consents pursuant to the Solicitation is 5:00 p.m. (Toronto time) on September 18, 2013.  This Solicitation Statement and the accompanying Consent Form are being sent to all Holders as of the Record Date.  The Company reserves the right to establish from time to time any new date as the Record Date with respect to the Notes for purposes of the Solicitation and, thereupon, any such new date will be deemed to be the “Record Date” for purposes of such Solicitation.

PROCEDURES FOR DELIVERING CONSENTS

Holders who desire to act with respect to the Proposed Amendment should so indicate by filling the appropriate boxes in, and signing and dating, the accompanying Consent Form.  Beneficial or Non-Registered Holders should not deliver the Consent Form but must follow the Consent procedures of their Intermediary (see “Consent Procedures for Holders Whose Notes Are Not Held in Their Name”).

If a Consent relates to fewer than all the Notes held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the Consent Form the aggregate dollar amount (in integral multiples of $1,000) of such Notes to which the Consent relates.  Otherwise, the Consent will be deemed to relate to all such Notes.  The Holder will receive the Consent Fee for only that portion of such Notes to which the Consent relates, to the extent that the Holder’s Consent has been accepted by the Company, provided that the Supplemental Indenture Condition has been satisfied and the General Conditions have been satisfied or waived.

A properly completed, executed and dated Consent Form must be delivered to the Tabulation Agent by mail, first-class postage prepaid, hand delivery, overnight courier or by facsimile transmission or email (followed in the case of facsimile transmission or email by physical delivery of the originally executed Consent Form) at the address or facsimile number or email address of the Tabulation Agent set forth on the back cover of this Solicitation Statement on or prior to the Expiration Time.  Delivery of Consent Forms should be made sufficiently in advance of the Expiration Time to assure that the Consent Form is received prior to the Expiration Time (and, in the case of facsimile or email transmission, that the original Consent Form is received by the Tabulation Agent prior to 5:00 p.m. (Toronto time) on the fourth business day following the Expiration Time).  Under no circumstances should any person deliver Notes to the Company, the Trustee, the Solicitation Agent, the Information Agent or the Tabulation Agent.  The Company reserves the right to receive Consent Forms by any other reasonable means or in any form that reasonably evidences the giving of Consent.

Only Holders as of the Record Date may deliver a Consent Form and be paid the Consent Fee.  Consent Forms executed by the Holder should be executed exactly the same way as their name(s) appear(s) on the Notes.

Consent Procedures for Holders Whose Notes Are Not Held in Their Name

Only Holders are permitted to complete and deliver a Consent Form as described above.  You may be a beneficial owner of Notes (a “Beneficial or Non-Registered Holder”) if your Notes are registered either:

(1)           in the name of an intermediary (an “Intermediary”) with whom you deal in respect of the Notes, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(2)           in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.

Any Beneficial or Non-Registered Holder who wishes to deliver a Consent should not execute the Consent Form.  Instead, he, she or it must instruct the relevant Intermediary to execute an appropriate consent form on its behalf.

The Company has distributed copies of the Solicitation Statement to Intermediaries who are required to forward these materials to Beneficial or Non-Registered Holders.  If you are a Beneficial or Non Registered Holder you will be provided with materials by your applicable Intermediary which must be completed and signed by you in accordance with the directions of such Intermediary or you will receive instructions from your applicable Intermediary on how to validly Consent.  Only Beneficial or Non Registered Holders as of the Record Date, or a subsequent holder who has obtained a valid consent from the Beneficial or Non-Registered Holder as of the Record Date, will be entitled to consent to the Proposed Amendment and receive the Consent Fee.

The purpose of these procedures is to permit you, as a Beneficial or Non-Registered Holder, to provide your Consent in respect of your Notes.  Beneficial or Non-Registered Holders should promptly contact their Intermediaries and obtain and follow their Intermediaries’ instructions with respect to the applicable consent procedures and deadlines, which may be earlier than the deadlines that are set out in this Solicitation Statement.

Consent Procedures for Purchasers of Notes After the Record Date

If a person purchases Notes after the Record Date and the Holder of such Notes as of the Record Date previously consented (or thereafter consents) to the Proposed Amendment, such Consent of the Holder as of the Record Date, and not the subsequent holder, will be eligible for acceptance by the Tabulation Agent if it was (or is) validly submitted.  However, if a person purchases Notes after the Record Date and the Holder of such Notes as of the Record Date has not previously consented to the Proposed Amendment, the purchaser may obtain an appropriate consent from the Holder as of the Record Date and submit a Consent on or prior to the Expiration Time.

Validity of Consents

All questions as to the validity, form, eligibility, receipt and acceptance of any Consent will be resolved by the Company, whose determination will be final and binding.  The Company reserves the absolute right to reject any or all Consents that are not in proper form or the acceptance of which could, in the opinion of the Company or its counsel, be unlawful.  The Company also reserves the right to waive any defects or irregularities or conditions of delivery as to a particular Consent, which the Company may require to be cured within such time as the Company determines.  None of the Company, the Solicitation Agent, the Information Agent, the Tabulation Agent, the Trustee or any other person shall have any duty to give notification of any such defects or irregularities or waiver, nor shall any of them incur any liability for failure to give such notification.  Deliveries of Consent Forms will not be deemed to have been made until such defects or irregularities have been cured or waived.  The Company’s interpretation of the terms and conditions of the Solicitation (including this Solicitation Statement and the accompanying Consent Form and the instructions hereto and thereto) will be conclusive, final and binding on all parties.

Irrevocability of Consents

All properly completed and executed Consent Forms received on or prior to the Expiration Time will be counted, notwithstanding any transfer of the Notes to which such Consent Form relates.  Each Holder, by delivering a Consent pursuant to the Solicitation, will agree in the Consent Form that its Consent is irrevocable and may not be withdrawn once delivered to the Tabulation Agent, even if the Solicitation shall be extended beyond that time.  A Consent by a Holder of the Notes will bind such Holder and every subsequent holder of such Notes or portion of such Notes, even if notation of the Consent is not made on such Notes.

CONDITIONS TO THE SOLICITATION

Notwithstanding any other provisions of the Solicitation and in addition to (and not in limitation of) the Company’s right to extend and/or amend the Solicitation, the Company shall not be required to pay the Consent Fee, and may terminate the Solicitation, if the Supplemental Indenture Condition shall not have been satisfied.  The “Supplemental Indenture Condition” means receipt of the Requisite Consents with respect to the Proposed Amendment and the execution by the Company, the Guarantors and the Trustee of the Supplemental Indenture.

Notwithstanding any other provision of the Solicitation and in addition to (and not in limitation of) the Company’s right to extend and/or amend the Solicitation, the Company shall not shall not be required to pay the Consent Fee, and may terminate the Solicitation, if any of the following (the “General Conditions”) have occurred:

•
there shall have been instituted, threatened or be pending any action or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Solicitation that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Solicitation or the Proposed Amendment;

•
an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole or (b) would or might prohibit, prevent, restrict or delay consummation of the Solicitation or the Proposed Amendment;

•
there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Solicitation or the Proposed Amendment;

•
the Trustee shall have objected in any respect to or taken action that could, in the sole judgment of the Company, adversely affect the consummation of the Solicitation or the Proposed Amendment or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the Solicitation; or

•
there shall have occurred (a) any general suspension of, or limitation on prices for, trading in securities in Canadian or the United States securities or financial markets, (b) any significant adverse change in the price of the Notes in Canada, the United States or other major securities or financial markets, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in Canada, the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving Canada or the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived, in whole or in part, at any time and from time to time, prior to the Expiration Time in the Company’s sole discretion.  The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.  Notwithstanding any other provisions of the Solicitation, the Company has the right, in its sole discretion, to terminate the Solicitation at any time.  In any such event, the Company will provide notice by public announcement.

EXPIRATION; EXTENSION; AMENDMENT; TERMINATION

The Solicitation will expire at 5:00 p.m., Toronto time, on October 9, 2013, unless extended by the Company.  The Company expressly reserves the right to extend the Solicitation for such period or periods as it may determine, in its sole discretion from time to time, by giving written or oral notice to the Tabulation Agent and by making a public announcement by press release by 9:00 a.m., Toronto time, on the next business day following the previously established Expiration Time.  Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through a newswire service.  During any extension of the Solicitation, all Consents delivered to the Tabulation Agent will remain effective.

To the extent it is legally permitted to do so, the Company expressly reserves the absolute right, at any time prior to the effectiveness of the Proposed Amendment, to

•	terminate or abandon the Solicitation for any reason,

•	waive any condition to the Solicitation (except that the receipt of the Requisite Consents is required by the Indenture for the approval of the Proposed Amendment and may not be waived),

•	extend the Expiration Time,

•
amend any of the terms of the Solicitation, including the amount or form of consideration to be paid pursuant to the Solicitation, provided, however, that in no event will the Company reduce the amount of the Consent Fee without at least five business days’ notice.

If the Company makes a material change in the terms of the Solicitation or the information concerning the Solicitation, the Company will promptly disclose such amendment, modification or waiver in a manner reasonably calculated to inform such Holders of such change.  However, subject to applicable law and the immediately preceding sentence and without limiting the manner in which the Company may choose to make such disclosure, the Company shall have no obligation to publish, advertise or otherwise communicate any such disclosure other than by the timely release of such disclosure by way of a news release.  If the Solicitation is amended on or prior to the Expiration Time in a manner determined by the Company in its sole discretion to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if deemed necessary by the Company, extend the Solicitation in order to permit Holders to deliver Consents.  In addition, the Company may, if it deems appropriate, extend the Solicitation for any other reason.

MATERIAL TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a Holder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, holds the Notes as capital property and deals at arm’s length, and is not affiliated, with the Company.  Generally, the Notes will be considered capital property to a Holder provided that the Holder does not hold the Notes in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure or concern in the nature of trade.  Certain Holders who are resident in Canada whose Notes might not otherwise qualify as capital property may, in certain circumstances, be entitled to have such Notes and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  Such Holders should consult their own tax advisors having regard to their own particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules); (ii) a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act); or (iv) that has elected to report the Holder’s “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency.  Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this Solicitation, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the Company’s understanding of the administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) made public prior to the date hereof.  There can be no assurance that the Tax Proposals will be implemented in their current form or at all.  This summary is not exhaustive of all possible income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law or practice, whether by way of judicial, governmental or legislative decision or action or changes in the administrative practices or assessing policies of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction.  The income and other tax consequences of disposing of the Notes will vary depending on the particular circumstances of the Holder thereof, including the province in which the Holder resides or carries on business.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made.  Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of the Notes, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Taxation of Holders Resident in Canada

The following portion of this summary is applicable to a Beneficial or Non-Registered Holder who, for the purposes of the Tax Act and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”).

Receipt of the Consent Fee

While there is no authority addressing directly the Canadian tax treatment of the receipt of the Consent Fee, a Resident Holder who receives the Consent Fee will generally be required to include the amount of such Consent Fee in computing the income of the Resident Holder for the taxation year in which such Consent Fee is received.  Resident Holders should consult their own tax advisors having regard to their own particular circumstances.

Proposed Amendment

The adoption of the Proposed Amendment should not result in a novation or be considered to fundamentally alter the terms of the Notes.  Accordingly, the adoption of the Proposed Amendment should not result in a disposition of the Notes for purposes of the Tax Act and the adoption of the Proposed Amendment should not, in and of themselves, give rise to any consequences under the Tax Act to a Resident Holder.

Taxation of Holders Not Resident in Canada

The following summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax convention between Canada and the jurisdiction in which such Holder resides and at all relevant times (i) is not, and is not deemed to be, resident in Canada, (ii) deals at arm’s length with the Company, (iii) is neither a “specified shareholder” of NAEP nor a person not dealing at arm’s length with a “specified shareholder” of NAEP as defined in subsection 18(5) of the Tax Act and (iv) does not use or hold, and is not deemed to use or hold, the Notes in a business carried on in Canada (collectively a “Non-Resident Holder”).

Receipt of the Consent Fee

A Non-Resident Holder should not be subject to Canadian withholding tax solely as a result of the payment of the Consent Fee by the Company to the Non-Resident Holder.

Proposed Amendment

The Proposed Amendments should not, in and of themselves, give rise to any consequences under the Tax Act to a Non-Resident Holder.

Certain United States Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS SOLICITATION STATEMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER U.S. TAX LAW; (B) SUCH DISCUSSION WAS WRITTEN IN CONNECTION WITH THE COMPANY’S SOLICITATION OF YOUR TENDER OF YOUR NOTES AND CONSENT TO THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of certain U.S. federal income tax consequences of (1) the receipt of the Consent Fee by Holders, and (2) the adoption of the Proposed Amendment.  This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Regulations”), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.  The Company does not intend to seek or receive a ruling from the Internal Revenue Service (the “IRS”) on any of the tax considerations described herein.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular Holders in light of their individual investment circumstances or the U.S. federal income tax consequences to Holders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, persons that hold the Notes as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security”, or other integrated investment consisting of Notes and one or more other positions, or U.S. Holders, as defined below, that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.  In addition, this summary does not discuss the unearned income Medicare contribution tax, any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.  This summary assumes that Holders hold their Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

As used herein, the term “U.S. Holder” means a Beneficial or Non-Registered Holder of Notes that is or is treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons has authority to control all of its substantial decisions, or (B) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

The term “Non-U.S. Holder” means a Beneficial or Non-Registered Holder of Notes that, for U.S. federal income tax purposes, is or is treated as an individual, corporation, trust or estate and is not a U.S. Holder.

If a partnership is a Beneficial or Non-Registered Holder of Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

Partnerships that are Beneficial or Non-Registered Holders of Notes, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of tendering their Notes and the implementation of the Proposed Amendment.

This summary is for general purposes only.  This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular Beneficial or Non Registered Holder of Notes.  Each Holder (including any Holder that does not tender its Notes) is urged to consult its own tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of tendering its Notes and implementation of the Proposed Amendment.

Certain U.S. Federal Income Tax Consequences to Holders of Implementation of the Proposed Amendment

U.S. Holders of Notes that Participate in the Solicitation

A modification of a debt instrument generally will be treated as a “deemed” exchange of an old debt instrument for a new debt instrument if such modification is “significant” within the meaning of the Regulations promulgated under section 1001 of the Code.

The Regulations under section 1001 of the Code state that a modification is any alteration, including any deletion or addition, of a legal right or obligation of the issuer or a holder of a debt instrument.  A modification is “significant” if, based on all the facts and circumstances, the legal rights and obligations that are altered and the degree to which they are altered are economically significant.  Under the Regulations, a change in yield of a debt instrument is a significant modification if the yield on the modified obligation, computed in the manner described in the Regulations, varies from the annual yield on the unmodified instrument (determined on the date of the modification) by more than the greater of (i) 1/4 of one percent; or (ii) 5% of the annual yield of the unmodified instrument.  For purposes of determining whether a significant modification would occur, the Consent Fee should be treated as a payment with respect to the Notes, affecting the yield.

The Company believes that the payment of the Consent Fee will cause the yield on the Notes after the adoption of the Proposed Amendment (the “Modified Notes”) to exceed the yield of the Notes before the modification (the “Old Notes”) by more than 5% of the annual yield of the Old Notes, as calculated for this purpose.  Therefore, the Company believes, and the remaining portion of this discussion assumes, that the payment of the Consent Fee constitutes a significant modification within the meaning of the Regulations and thus an exchange of the Old Notes for the Modified Notes is deemed to occur for U.S. federal income tax purposes (the “Deemed Exchange”).

Recapitalization.  The treatment of the gain or loss realized upon the Deemed Exchange will depend on whether the Deemed Exchange qualifies as a tax-free recapitalization under section 368(a)(1)(E) of the Code (although the receipt of the Consent Fee may still be taxable as discussed below).  The Deemed Exchange will be treated as a tax-free recapitalization only if both the Old Notes and the Modified Notes constitute “securities” within the meaning of the Code.  The term “security” is not defined in the Code or the Regulations.  Under applicable administrative pronouncements and judicial decisions, as a general matter, the determination of whether a debt instrument is a security depends on the terms, conditions and other facts and circumstances relating to the instrument, but most authorities have held that the term to maturity is one of the most significant factors.  Generally, debt instruments with a maturity less than five years from the date of issuance do not constitute securities, whereas debt instruments with a maturity of ten years or more do constitute securities.  A debt instrument with an original term of more than five years from the date of issuance but less than ten years may qualify as a security.  In addition, the IRS has ruled that where the original debt instrument qualified as a security, a new debt instrument received in an exchange for that original debt instrument may, under certain circumstances, be treated as a security even if the remaining term of the new debt instrument is less than five years.  Because of these authorities, the Company intends to take the position that the Old Notes and the Modified Notes deemed to be exchanged therefor should be treated as “securities” for this purpose.  Accordingly, the Company believes and, except where noted, the remaining portion of the summary assumes, that the Deemed Exchange satisfies the requirements for a recapitalization within the meaning of section 368(a)(1)(E) of the Code.

As a result, the Deemed Exchange should be treated as an exchange of the Old Notes for the Modified Notes and cash boot (i.e., the Consent Fee, reduced by any amount treated as accrued and unpaid interest) and the material U.S. federal income tax consequences of the Deemed Exchange to the U.S. Holder should be as follows:

•           Gain realized on the Deemed Exchange (equal to the excess of (A) the sum of (i) the “issue price” (determined under the heading “—Issue Price” below) of the Modified Notes plus (ii) the Consent Fee, other than any such amounts treated as payment of accrued and unpaid interest, as described in “—Treatment of the Consent Fee” below over (B) the U.S. Holder’s adjusted tax basis in the Old Notes) should be recognized in an amount up to the Consent Fee.  No loss may be recognized by a U.S. Holder of Old Notes upon such exchange.

•           Any such gain recognized generally should generally be capital gain and should be long-term capital gain if the U.S. Holder’s holding period for the Old Notes is more than one year at the time of the Deemed Exchange.

•           The adjusted basis in the Modified Notes should generally equal the U.S. Holder’s tax basis in the Old Notes increased by any gain recognized and reduced by the fair market value of the cash boot received in the Deemed Exchange (i.e., the Consent Fee reduced by any amount treated as accrued and unpaid interest).

•           The holding period of the Modified Notes should include the holding period of the Old Notes.

•           If a U.S. Holder acquired Old Notes with market discount, such holder should not be required to recognize any accrued but unrecognized market discount upon the Deemed Exchange of its Old Notes for Modified Notes if such exchange is treated as a recapitalization for U.S. federal income tax purposes, but will be required to recognize such market discount upon the disposition of its Modified Notes.

Treatment of the Consent Fee. The United States federal income tax treatment of a U.S. Holder’s receipt of a consent fee is unclear because there are no authorities that directly address the treatment of such a payment.  As a result, it is unclear under U.S. federal income tax law whether the receipt of the Consent Fee constitutes additional consideration received as part of the Deemed Exchange, a separate fee, interest or some other type of income.  While not free from doubt, the Company intends to treat the Consent Fee paid to a U.S. Holder, for U.S. federal income tax purposes, as first a payment of any accrued and unpaid interest and then as additional consideration received by the U.S. Holder in the Deemed Exchange, and the rest of this discussion assumes such treatment.  The IRS has ruled privately in a similar context that the payment of a consent fee should be treated in an analogous manner, but neither the Company nor U.S. Holders may rely upon this ruling upon an IRS challenge of this treatment.  If the IRS were to prevail in challenging the treatment of the receipt of the Consent Fee, the U.S. federal income tax consequences of the receipt of the Consent Fee (including timing of the recognition of income and the character of the income with respect to the receipt of the Consent Fee) could be different from the U.S. federal income tax consequences described above.  U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax treatment of the Consent Fee.

Issue Price.  The “issue price” of the Modified Notes for U.S. federal income tax purposes depends on whether the Old Notes and/or the Modified Notes are “traded on an established market” with the meaning of the Regulations.  If the Modified Notes are traded on an established securities market, their issue price should be equal to the fair market value of the Modified Notes at the time of the Deemed Exchange.  If the Modified Notes are not traded on an established securities market but Old Notes are traded on an established market, the issue price of the Modified Notes should be equal to the fair market value of the Old Notes at the time of the Deemed Exchange.  Otherwise, the issue price for the Modified Notes should be their stated principal amount.  The Company intends to take the position that the Modified Notes are publicly traded and, accordingly, that the issue price of the Modified Notes will be the fair market value of the Modified Notes on the date of the Deemed Exchange.  U.S. Holders should consult their tax advisors regarding the issue price of the Modified Notes.

Accrued Interest.  To the extent that any amount received by a U.S. Holder is attributable to accrued interest on an Old Note, such amount will be includable in gross income as interest income if such accrued interest had not been included previously in such U.S. Holder’s gross income for U.S. federal income tax purposes.

U.S. Holders of Notes that Do Not Participate in the Solicitation

The Regulations also provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification.  The Regulations do not, however, define “customary accounting or financial covenants”.  The Regulations further provide that a modification of a debt instrument that releases, substitutes, adds or otherwise alters the collateral for, a guarantee on, or other form of credit enhancement for a recourse debt instrument is a significant modification if the modification results in a change in payment expectations.

The implementation of the Proposed Amendment would not constitute a significant modification and there would be no tax consequences to the non-tendering Holders if such Proposed Amendment (a) are treated as mere deletions or alterations of customary accounting or financial covenants or (b) are not so treated, but the legal rights and obligations that are altered by such Proposed Amendment and the degree to which they are altered are not viewed as “economically significant”.

Although the issue is not free from doubt, the Company intends to take the position that the adoption of such amendments would not constitute a novation or a “significant modification” of the terms of the Notes for U.S. federal income tax purposes.  The IRS might assert, however, that the implementation of the Proposed Amendment results in a deemed exchange of “old” Notes for “new” Notes.  If such a position were taken and sustained, the deemed exchange would be fully taxable unless it qualifies as a “recapitalization” for U.S. federal income tax purposes (as discussed above).  If the implementation of the Proposed Amendment results in a deemed exchange of “old” Notes for “new” Notes, the Holders could have a different schedule for the accrual of interest with respect to the “new” Notes, including in certain circumstances, the accrual of original issue discount.

Non-U.S. Holders Participating in the Solicitation

A Non-U.S. Holder that participates in the Solicitation and receives the Consent Fee generally will not be subject to U.S. withholding tax on the Consent Fee unless either: (i) the income associated with the receipt of such Consent Fee is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable tax treaty is attributable to a permanent establishment or fixed base in the United Stated) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the receipt of the Consent Fee and certain other are satisfied.  With respect of a Non-U.S. Holder described in item (i) or (ii) of the prior sentence, if any portion of the Consent Fee is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment or fixed base in the United States), such Consent Fee will be subject to U.S. federal income tax on a net income basis generally in the same manner as a U.S. Holder (and, with respect to corporate holders, may also be subject to a 30% branch profits tax, or lower applicable treaty rate).

No assurances are being provided in regards to the foregoing statements.  The tax consequences of potential alternative characterizations are complex and may differ depending on a Holder’s particular circumstances.  Holders are urged to consult their own tax advisors regarding potential alternative characterizations and the tax consequences to them of such alternative characterizations.

THE SOLICITATION AGENT, THE INFORMATION AGENT AND THE TABULATION AGENT

Solicitation Agent

The Company has engaged CIBC World Markets Inc. (the “Solicitation Agent”) to act as the solicitation agent in connection with the Solicitation.  In this capacity, the Solicitation Agent may contact Holders or Intermediaries or Beneficial or Non Registered Holders of the Notes regarding the Solicitation and solicit Consents.  The Company has agreed to pay the Solicitation Agent a customary fee and reimburse it for a portion of its expenses in connection with the Solicitation.  In addition, the Company has agreed to indemnify the Solicitation Agent for certain liabilities it may incur, including liabilities under securities laws.

At any given time, the Solicitation Agent may trade the Notes or any other securities of ours for its own account, or for the accounts of its customers, and accordingly, may hold a long or short position in the Notes or those other securities.

The Solicitation Agent and its affiliates have provided, and may provide in the future, investment banking and other financial services to us and our affiliates for which they have received, and would receive, customary compensation.

The Information Agent

The Company has engaged Georgeson Shareholder Communications Canada Inc. (the “Information Agent”) to act as the information agent in connection with the Solicitation.  In this capacity, the Information Agent may contact Holders or Intermediaries or Beneficial or Non-Registered Holders of the Notes regarding the Solicitation and may ask brokers, dealers, commercial banks and others to forward this Statement and other materials to Beneficial or Non-Registered Holders of the Notes.  The Company has agreed to pay the Information Agent a customary fee and reimburse it for a portion of its expenses in connection with the Solicitation.  Any Beneficial or Non-Registered Holder that has questions concerning the procedures for delivering Consents should contact the Information Agent at the address and telephone number appearing on the back cover of this Statement or the intermediary through which such Notes are held.

Tabulation Agent

BNY Trust Company of Canada has been appointed as Tabulation Agent for the Solicitation.  Consents and all correspondence in connection with the Solicitation should be sent or delivered by each registered Holder to the Tabulation Agent at the address and telephone number set forth on the back cover of this Statement.

None of the Solicitation Agent, the Trustee, the Information Agent or the Tabulation Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates, the Indenture or the Notes contained herein (including information that is incorporated by reference) or in the Consent Form and other related documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

FEES AND EXPENSES

The Company will pay the Solicitation Agent, the Information Agent and the Tabulation Agent reasonable and customary fees for their respective services and will reimburse them for certain of their respective reasonable out-of-pocket expenses in connection therewith.  The Company may also pay brokerage firms and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies, if required, of this Solicitation Statement and the Consent Form and related materials to the Beneficial or Non-Registered Holders of the Notes and in handling or forwarding Consents by their customers, if required.

In connection with the Solicitation, directors and officers of the Company may solicit Consents by use of the mails, personally, by telephone, facsimile, telegram, electronic communication or other similar methods.  These directors and officers will not be specifically compensated for these services.

No brokerage commissions will be payable by tendering Holders of the Notes to the Solicitation Agent, the Information Agent the Tabulation Agent, the Trustee or the Company.  Holders who tender their Notes through a broker, dealer, commercial bank, trust company or other nominee should contact such institution as to whether it charges any service fees.

MISCELLANEOUS

The Solicitation is being made to all Holders.  The Company is not aware of any jurisdiction in which the making of the Solicitation is not in compliance with applicable law.  If the Company becomes aware of any jurisdiction in which the making of the Solicitation would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law.  If, after such good faith effort, the Company cannot comply with any such law, the Solicitation will not be made to (nor will tenders of Notes and deliveries of Consents be accepted from or on behalf of) the Holders residing in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Solicitation Statement or in the Consent Form and, if given or made, such information or representation must not be relied upon as having been authorized.

The Consent Form should be sent or delivered by each Holder to the Tabulation Agent.

TOR01: 5324037: v6

The Tabulation Agent for the Solicitation is:

BNY Trust Company of Canada
By Overnight Delivery or Regular Mail: BNY Trust Company of Canada c/o BNY Mellon Corporate Trust – Reorg 111 Sanders Creek Parkway East Syracuse, NY 13057	By Email: Adam.decapio@bnymellon.com Confirm by Telephone: 315-414-3360	By Facsimile: 732-667-9408 Attn: Adam DeCapio Confirm by Telephone: 315-414-3360	By Registered or Certified Mail: BNY Trust Company of Canada c/o BNY Mellon Corporate Trust – Reorg 111 Sanders Creek Parkway East Syracuse, NY 13057

Any questions regarding the terms of the Solicitation may be directed to the Solicitation Agent.

The Solicitation Agent for the Solicitation is:

CIBC World Markets Inc.
161 Bay Street, 5th Floor
Toronto, Ontario
M5J 2S8

(416) 594-8515 (Call Collect)

Any questions, requests for assistance in completing the Consent or requests for assistance or additional copies of the Solicitation Statement, the Consent Form or any other documents relating to the Solicitation may be directed to the Information Agent at the telephone numbers and address listed below.  A Holder may also contact such Holder’s broker, dealer, commercial bank or trust company or nominee for assistance concerning the Solicitation.

The Information Agent for the Solicitation is:

Georgeson Shareholder Communications Canada Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
1-866-676-3008 (Toll Free)

Email: askus@georgeson.com